Exhibit 16.1

February 16, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20509

Gentlemen:

We have read Item 4.01 of Form 8-K dated February 16, 2007 of Quantum Fuel Systems Technologies Worldwide, Inc. and are in agreement with the first and last sentence of paragraph one and paragraphs two, three and five.

In addition, we have no basis to agree or disagree with other statements of the registrant contained in the second or third sentence of paragraph one or paragraph 4 of the Item 4.01 of the above referenced filing.

Sincerely,

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP